EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-139292) pertaining to the Employee Stock Purchase Plan of Astronics Corporation and Registration Statement (Form S-8 No. 333-127137) pertaining to the Astronics Corporation 2005 Director Stock Option Plan of our reports dated March 14, 2007, with respect to the consolidated financial statements and schedule of Astronics Corporation, Astronics Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Astronics Corporation, included in this Annual Report (Form 10-K) for the year ended December 31, 2006.

/s/ Ernst & Young LLP

Buffalo, New York
March 15, 2007